K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

February 12, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kathy Churko

Re:	GAI Mesirow Insight Fund, LLC
File No.: 811-22221

Dear Ms. Churko,

We have received the Staff’s comments on Form N-CSR for the fiscal year ended March 31, 2014 (the “N-CSR”) for GAI Mesirow Insight Fund, LLC (the “Fund”) filed with the Commission on June 6, 2014.  The Staff’s comments were received telephonically on January 29, 2015 (the “Comments”).  We respectfully submit this response letter on behalf of the Fund.

The Fund’s responses to the Comments are below and changes noted will be reflected in the Fund’s N-CSR filings going forward.  We believe that the responses are fully responsive to the Staff’s comments and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the Comments followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the N-CSR.

N-CSR

1.	In the Statement of Assets, Liabilities and Net Assets, there is a “Due to Adviser” line item. Please explain what that line item represents.

Response:  The referenced line item represents the amount the Fund owed the Adviser on March 31, 2014 as an expense recoupment pursuant to the expense limitation agreement discussed in Note 2(i).  As noted in the Statement of Operations under “Expense recoupment by Adviser,” the total expenses recouped by the Adviser as a result of the Fund operating under the expense cap for the fiscal year ending March 31, 2014 was $33,590, $15,548 of which had not yet been paid as of March 31, 2014.  The balance of $15,548 was paid on May 19, 2014.

2.
In the Statement of Assets Liabilities and Net Assets, there is a “Management fee payable” line item of $352,734.  Note 4 states that the management fee is paid monthly and the line item amount appears to be an accrual in excess of 2.5 months.  Please describe the Fund’s payment obligations with respect to the management fee and if the Fund is meeting such obligations.

Response:  Under the terms of the investment advisory agreement, the Management Fee is accrued monthly and paid quarterly by the Fund.  The Fund accrues and pays the Management Fee in accordance with its obligations under the investment advisory agreement.  The disclosure in Note 4 will be corrected to reflect monthly accrual and quarterly payment of the management fee per the terms of the investment advisory agreement.

3.
Note 2(i) (Expense limitation agreement) does not specify from which class the stated amounts are subject to recoupment.  Please revise the footnote to clarify that such amounts are subject to recoupment only from Class A Shares.

Response: Going forward, the Fund will clearly identify that such amounts are subject to recoupment only from Class A Shares.

4.
In Note 7 (Fair Value Measurements), there are no amounts listed under Level 3 for Event-Driven.  Owl Creek Overseas Fund Ltd. is identified as an event-driven asset and according to Note 6 permits redemptions only on an annual basis.  Please explain why the Fund’s investment in Owl Creek is not considered a Level 3 asset.

Response: In the chart in Note 6, the frequencies listed under “Redemption Permitted*” reflects the terms of the relevant Investment Fund’s offering memorandum.  The Owl Creek fund manager has contractually agreed to provide the Fund more frequent liquidity (monthly).  For this reason, the Fund’s assets invested in Owl Creek are considered Level 2 assets for fair value measurement purposes.

5.
In Note 11 - Line of Credit Arrangements, state that the “Fund is required to meet certain financial covenants” in connection with its credit facilities.  Please confirm that the Fund has met, and continues to meet, all financial covenants, explaining any exceptions.

Response: The Fund met, and continues to meet, all of its financial covenants under its credit facility arrangement.  The Fund will include additional disclosure for future reporting periods to confirm the Fund has met (or has not met) all financial covenants.

6.	In connection with the Fund’s N-CSR, the Fund acknowledges that:

(1) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *

Thank you for your attention to these matters.  If you have any questions, please call me at 617.951.9192 or George Zornada at 617.261.3231.

Very truly yours,

/s/ Douglas Y. Charton

Douglas Y. Charton
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